Exhibit 99.1

Declaration by the Board of Management and Supervisory Board
of DaimlerChrysler AG pursuant to § 161 Joint Stock Corporation Act (AktG)
regarding to the German Corporate Governance Code in effect as of May 21, 2003

(convenience translation)

§ 161 of the German Stock Corporation Act(AktG) requires the Board of Management and the Supervisory Board of a listed stock corporation to declare each year that the recommendations of the “German Corporate Governance Code Government Commission”, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette have been and are being met or, if not, which recommendations have not been or are not being applied. This declaration must be made available to shareholders at all times.

The German Corporate Governance Code (‘Code’) contains rules with varying binding effect. Apart from outlining aspects of the current German Stock Corporation Act, it contains recommendations from which companies are permitted to deviate. However, if they do so, they must disclose this each year. The Code also contains suggestions which can be ignored without giving rise to any disclosure requirement.

The Board of Management and the Supervisory Board of DaimlerChrysler AG have decided to disclose not only deviations from the Code’s recommendations (see I.) but also – without being legally obliged to do so – deviations from its suggestions (see II.).

For the time period since December 2002 the following declaration refers to the version of the Code in effect as of November 7, 2002. With regard to the present and the future corporate governance of DaimlerChrysler AG the following declaration refers to the requirements of the Code in effect as of May 21, 2003.*

I.                    Recommendations

The Board of Management and the Supervisory Board of DaimlerChrysler AG declare that the recommendations of the “German Corporate Governance Code Government Commission”, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette, have been and are being met. The Board of Management and the Supervisory Board also intend to follow the recommendations of the German Corporate Governance Code in future. The following recommendations are the only ones not been or being applied:

*   For reasons of language simplicity, only the masculine gender is used in this text, which form should be understood to include both male and female persons.

1.                 Clause 3.8 para. 2

If the company takes out a D&O (directors’ and officers’ liability insurance) policy for the Board of Management and the Supervisory Board, a suitable deductible shall be agreed in accordance with clause 3.8 para. 2 of the Code.

The D&O insurance obtained by DaimlerChrysler AG for the Board of Management and Supervisory Board does not provide any insurance cover for intentional acts and omissions or for breaches of duty knowingly committed.

Insurance coverage is limited to negligent breaches of duty by members of the Board of Management and Supervisory Board, so that this is the only context in which the question of the agreement of a deductible arises.

It is not advisable to agree a deductible for negligence on the part of the members of the Supervisory Board. DaimlerChrysler AG endeavors to staff its Supervisory Board with prominent members of the community from Germany and abroad who have extensive business experience, and the company may be impeded in this aim if members of its Supervisory Board have to accept far-reaching liability risks for potential negligence. The fact that a deductible is still fairly unusual in other countries makes this even more of a problem.

Nor does the D&O insurance of DaimlerChrysler AG envisage any deductible for ordinary or gross negligence on the part of members of the Board of Management. In cases of a grossly negligent breach of duty by a member of the Board of Management, the Presidential Committee of the Supervisory Board, which is responsible for Board of Management service contracts, may agree to make a percentage deduction from the variable portion of the remuneration of the member of the Board of Management concerned. In terms of its economic result, this is the same as a deductible. In the view of DaimlerChrysler AG this rule enables individual cases to be judged more fairly on their merits than the blanket approach of the Code.

2.                 Clause 4.2.4

Clause 4.2.4 states that the compensation paid to members of the Board of Management shall be reported individually in the Notes to the Consolidated Financial Statements.

The former suggestion to report the compensation paid to the members of the Board of Management on an individual basis has become a recommendation in the revised version of the code in effect as of Mai 21, 2003. The remuneration of the members of the Board of Management has been and will be reported, broken down into fixed and variable elements and into components with a long-term incentive effect. This information is crucial for assessing whether the division of such compensation between fixed and performance-related components is appropriate and whether the structure of such compensation provides adequate incentives for the Board of Management. Since the Board of Management operates according to the principle of collective responsibility, the decisive factor is the incentives provided for the Board of Management as a whole, and not for its single members. In addition, there is a risk that listing these figures separately will lead to a leveling of performance-related and task-related differences in pay. Thus, the compensation of the Board of Management will not be reported individually.

3.                 Clause 4.3.5

Clause 4.3.5 of the Code states that Members of the Board of Management may only take on side line activities, in particular Supervisory Board mandates outside the enterprise, with the approval of the Supervisory Board.

For reasons of practicality relating to the way in which the Supervisory Board works, such consent has been and will be granted not by the entire Board but by the Chairman of the Supervisory Board. For the same reason, such approval is required only in cases where the additional activity is a paid position (but not, for example, for honorary positions on advisory boards or boards of governors). The Presidential Committee will be informed about decisions of the Chairman of the Supervisory Board accordingly.

4.                 Clause 5.4.5

Clause 5.4.5 para. 2 of the Code states that members of the Supervisory Board shall receive performance-related as well as fixed compensation.

The decision on a proposal for a corresponding amendment of the articles of association in order to include a performance-related pay element in the compensation of the members of the Supervisory Board will be made at a later point of time.

Clause 5.4.5 para. 3 of the Code states that the compensation of the members of the Supervisory Board shall be reported individually in the notes of the Consolidated Financial Statements, subdivided according to components. Further the Code states that payments made by the enterprise to members of the Supervisory Board or advantages granted for services provided individually, in particular advisory or agency services, shall be listed separately in the Notes to the Consolidated Financial Statements.

Individual information will each be given from fiscal 2004 on. In 2004 the new shareholder representatives will be elected to the Supervisory Board. For this reason it seems appropriate to carry out the separate listing from this point in time, and until then, to present a summarized account for all members of the Supervisory Board.

5.                 Clause 7.1.4

Clause 7.1.4 of the Code requires the company to publish a list of third party companies stating among other things the operating results for the last financial year.

The operating results of these companies for the past financial year have so far not been published. However, as the publication regarding third party companies shall refer exclusively to non-consolidated companies the results will in future be published for additional information.

II.                Suggestions

The Board of Management and the Supervisory Board of DaimlerChrysler AG declare that the suggestions of the “German Corporate Governance Code Government Commission”, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette, have been and are being met. The Board of Management and the Supervisory Board also intend to follow the suggestions of the German Corporate Governance Code in future. The following suggestions are the only ones not been or being applied:

1.                 Clause 2.3.3

Clause 2.3.3 of the Code requires the Board of Management to appoint a representative to ensure that the shareholders’ voting right is exercised in accordance with the shareholders’ instructions; this representative should also be reachable during the General Meeting.

As explained below with regard to clause 2.3.4 of the Code, also in future the company does not intend to broadcast its entire General Meeting on the internet. Generally there will therefore be no need to contact the company’s voting rights representative during the General Meeting. Furthermore, there is a possibility of technical problems in trying to ensure the availability of such a representative using the communication media currently available.

2.                 Clause 2.3.4

Clause 2.3.4 of the Code states that the company should make it possible for shareholders to follow the General Meeting using modern communication media (e.g. internet).

The General Meeting will be broadcast on the internet until the end of the Board of Management’s report. To continue the broadcast after this point, in particular to broadcast the comments of individual shareholders, could be construed as interfering with the shareholders’ privacy rights. For this reason the company has decided not to broadcast the entire meeting.

3.                Clause 5.2

Clause 5.2 of the Code states that the Chairman of the Supervisory Board should not chair the Audit Committee.

The Chairman of the Supervisory Board currently chairs the Audit Committee. To avoid a reallocation of responsibilities during the current term of office of the Supervisory Board, the Chairman of the Supervisory Board will continue to chair the Audit Committee until the new shareholders’ Supervisory Board representatives are elected in fiscal 2004. Subsequently, the Supervisory Board will again decide on the matter.

4.                Clause 5.4.4

Clause 5.4.4 of the Code states that the ability to meet changing requirements can be achieved by structuring the Supervisory Board so that members can be elected or re-elected at different times and for differing periods of office.

The company intends to introduce differing terms of office when the new shareholders’ representatives are elected to the Supervisory Board in 2004, because to do otherwise would require intervention in existing appointments.

5.                Clause 5.4.5

Clause 5.4.5 para. 2 of the Code states that performance-related remuneration of the Supervisory Board members should also contain components based on the long-term performance of the enterprise.

The decision on a performance-related pay element to the members of the Supervisory Board will be made at a later point of time.

Stuttgart, in December 2003

The Board of Management       The Supervisory Board